SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

May 1, 2003
(Date of earliest event reported)

PHARMACYCLICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**000-26658**	94-3148201
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(I.R.S. Employer Identification No.)*

995 E. Arques Avenue, Sunnyvale, California 94085-4521
(Address of principal executive offices)

(408) 774-0330
(Registrant's telephone number, including area code)

Item 7.   Financial Statements and Exhibits.

(c) Exhibits.

<u>Exhibit No.</u>   <u>Description</u>
99.1   Press release of Pharmacyclics, Inc. dated May 1, 2003

Item 9.   Regulation FD Disclosure.

This Form 8-K is being furnished to report information pursuant to Item 12 – Disclosure of Results of Operations and Financial Condition. See Item 12 below.

Item 12.   Disclosure of Results of Operations and Financial Condition.

On May 1, 2003, Pharmacyclics, Inc., a Delaware corporation and the registrant herein, issued a press release regarding results for the third quarter ending March 31, 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PHARMACYCLICS, INC.

Date: May 1, 2003   By: /s/ LEIV LEA

Name: Leiv Lea
Title: Vice President, Finance & Administration and CFO and Secretary

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**INDEX TO EXHIBITS FILED WITH
THE CURRENT REPORT ON FORM 8-K DATED MAY 1, 2003**

Exhibit	Description
99.1	Press Release of Pharmacyclics, Inc. dated May 1, 2003

EXHIBIT 99.1

Contacts: **Jim Weiss/Leiv Lea**
Pharmacyclics, Inc.
(408) 774-0330 or 415-260-1274 (cell)

PHARMACYCLICS REPORTS THIRD QUARTER RESULTS

SUNNYVALE, CA, May 1, 2003 -- Pharmacyclics, Inc. (Nasdaq: PCYC) today reported financial results for its third quarter ended March 31, 2003. The net loss for the period was $7.2 million, or $0.44 per share, compared to a net loss of $7.9 million, or $0.49 per share, in the comparable period of fiscal 2002.

Research and development expenses decreased to $6.0 million for the three months ended March 31, 2003, compared to $7.4 million during the same period of the prior fiscal year. The decrease is primarily the result of lower personnel costs and lower expenses related to contract pre-clinical studies.

Pharmacyclics also reported its financial results for the nine months ended March 31, 2003. The net loss for the nine months ended March 31, 2003 was $20.8 million, or $1.28 per share, compared to a net loss of $29.3 million, or $1.82 per share, for the nine months ended March 31, 2002. As of March 31, 2003, the company had cash, cash equivalents and marketable securities totaling $94.4 million, compared to $114.9 million at June 30, 2002.

"We have made excellent progress initiating patient enrollment in our pivotal Phase 3 SMART Trial evaluating the efficacy and safety of Xcytrin for the potential treatment of brain metastases in lung cancer patients," said Richard A. Miller, M.D., president and chief executive officer of Pharmacyclics. "We also have had a strong presence at the major medical and scientific conferences and continued additional clinical and preclinical development of Xcytrin® for other types of cancer and Antrin® as a novel approach for the treatment of vulnerable plaque."

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About Pharmacyclics

Pharmacyclics is a pharmaceutical company developing products to improve upon current therapeutic approaches to cancer and atherosclerosis. The company's products are rationally designed, ring-shaped small molecules called texaphyrins that selectively target and disrupt the bioenergetic processes of diseased cells, such as cancer and atherosclerotic plaque. When activated by various forms of energy, including X-ray and light, these texaphyrins can help to reduce or eliminate the diseased tissue. More information about the company, its technology, and products can be found on its web site at www.pcyc.com

NOTE: The statements made in this press release about the status of clinical trials, and the potential uses of the company's products, other than statements of historical fact, are forward-looking statements. The forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those in the forward-looking statements, including risks associated with the initiation, timing, cost and results of clinical trials, the progress of research and development programs, the regulatory approval process in the United States and other countries and future capital requirements. For further information about risks that may affect the actual results achieved by Pharmacyclics, please see the company's reports filed with the U.S. Securities and Exchange Commission from time to time, including but not limited to, its reports on Forms 10-Q and 10-K. Pharmacyclics[®], the "pentadentate" logo[®], Xcytrin[®], and Antrin[®] are registered trademarks of Pharmacyclics, Inc.

---FINANCIALS ATTACHED---

Pharmacyclics, Inc.
(a development stage enterprise)
Condensed Statements of Operations
(unaudited, in thousands, except per share data)

	Three Months Ended March 31,		Nine Months Ended March 31,	
	2003	2002	2003	2002
Operating expenses:				
Research and development	$ 5,963	$ 7,411	$ 17,666	$ 27,536
Marketing, general and administrative	1,573	1,541	4,557	6,178
Total operating expenses	7,536	8,952	22,223	33,714
Loss from operations	(7,536)	(8,952)	(22,223)	(33,714)
Interest and other, net	339	1,056	1,451	4,392
Net loss	$ (7,197)	$ (7,896)	$ (20,772)	$ (29,322)
Basic and diluted net loss per share	$ (0.44)	$ (0.49)	$ (1.28)	$ (1.82)
Shares used to compute basic and diluted net loss per share	16,208	16,141	16,200	16,133

Condensed Balance Sheets
(unaudited, in thousands)

	March 31, 2003	June 30, 2002
Assets		
Cash, cash equivalents and marketable securities	$ 94,448	$ 114,918
Other current assets	1,381	1,182
Total current assets	95,829	116,100
Property and equipment, net	2,661	4,156
Other noncurrent assets	606	756
	$ 99,096	$ 121,012
Liabilities and stockholders' equity		
Current liabilities	$ 2,193	$ 3,170
Long-term obligations	17	234
Stockholders' equity	96,886	117,608
	$ 99,096	$ 121,012

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